

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2013

<u>Via E-Mail</u>
Todd Waltz
Vision Global Solutions, Inc.
20400 Stevens Creek Blvd., Suite 700
Cupertino, California 95014

      Re: Vision Global Solutions, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed September 18, 2013
              File No. 000-31104

Dear Mr. Waltz:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Maryse Mills-Apenteng

              Maryse Mills-Apenteng
              Special Counsel

cc: <u>Via E-Mail</u>
       Lauren Hunt, Esq.
       Vinson & Elkins LLP